SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
( Amendment No. 9)

TerreStar Corporation
TerreStar Holdings Inc.
and
TerreStar Networks Inc.
(Name of Subject Company (Issuer))

Series A Cumulative Convertible Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
Series B Cumulative Convertible Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
Series E Junior Participating Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
6.5% Senior Exchangeable PIK Notes due 2014 of TerreStar Networks Inc.
(Title of Class of Securities)

881451207Series A Cumulative Convertible Preferred Stock of TerreStar Corporation
881451306 Series B Cumulative Convertible Preferred Stock of TerreStar Corporation
(CUSIP Number of Class of Securities)

Douglas Brandon
General Counsel and Secretary
12010 Sunset Hills Road
6th Floor
Reston, Virginia 20190
(703) 483- 7800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

COPIES TO:
Bruce Mendelsohn, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York 10036

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$586,375,681	$32,719.76

*   Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that all outstanding shares of the Series A Cumulative Convertible Preferred Stock of TerreStar Corporation, Series B Cumulative Convertible Preferred Stock of TerreStar Corporation, Series E Junior Participating Preferred Stock of TerreStar Corporation, each with par value $0.01 per share, are being exchanged per the exchange offer for the Series F Preferred Stock of TerreStar Holdings Inc. and the Series G Junior Preferred Stock of TerreStar Holdings Inc. and that the 6.5% Senior Exchangeable PIK Notes due 2014 are being amended.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2009 issued by the Securities and Exchange Commission, equals $55.80 per million of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,719.76	Filing Party: TerreStar Corporation
Form or Registration No.: Schedule TO	Date Filed: November 16, 2009

 ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 9 (“Amendment No. 9”) is the final amendment to the Tender Offer Statement on Schedule TO filed on November 16, 2009, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on December 9, 2009, by Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on December 22, 2009, by Amendment No. 3 to the Tender Offer Statement on Schedule TO filed on January 5, 2010, by Amendment No. 4 to the Tender Offer Statement on Schedule TO filed on January 27, 2010, by Amendment No. 5 to the Tender Offer Statement on Schedule TO filed on February 5, 2010, by Amendment No. 6 to the Tender Offer Statement on Schedule TO filed on February 17, 2010, by Amendment No. 7 to the Tender Offer Statement on Schedule TO filed on March 8, 2010 and by Amendment No. 8 to the Tender Offer Statement on Schedule TO filed on March 17, 2010 (as so amended, the “Schedule TO”), which relates to the offer by TerreStar Corporation, a Delaware corporation (“TSC”) and TerreStar Holdings Inc., a Delaware corporation and a direct wholly-owned subsidiary of TSC (“Holdings” and together with TSC and TSN (as defined below) the “Companies”) to exchange (each, an “Exchange Offer” and collectively, the “Exchange Offers”) (i) all outstanding shares of Series A Cumulative Convertible Preferred Stock of TSC (“Series A Preferred”) for up to 90,000 shares of Series F Preferred Stock of Holdings (“Sub Series F Preferred”), (ii) all outstanding shares of Series B Cumulative Convertible Preferred Stock of TSC (“Series B Preferred,” and together with the Series A Preferred, the “Series A&B Preferred”) for 318,500 shares of Sub Series F Preferred and (iii) all outstanding shares of Series E Junior Participating Preferred Stock of TSC (“Series E Preferred,” and together with the Series A&B Preferred, the “Original Securities”) for up to 300,000 shares of Series G Preferred Stock of Holdings (“Sub Series G Preferred”).  Additionally, this Amendment No. 9 relates to the proposal by TerreStar Networks Inc., a Delaware corporation and an indirect majority-owned subsidiary of TSC (“TSN”), and TSC to amend all outstanding $167.0 million (as of September 30, 2009) aggregate principal amount of 6.5% Senior Exchangeable PIK Notes due 2014 (“6.5% Notes”) in the form of a supplemental indenture (the “6.5% Notes Amendments”) to the indenture governing the 6.5% Notes (the “6.5% Notes Indenture”) upon the receipt of certain requisite consents.  In connection with the Exchange Offers, Holdings was to issue 150,000 shares of Sub Series G Preferred to each of EchoStar Corporation and Harbinger Capital Management, for a total additional issuance of 300,000 shares of Sub Series G Preferred, in exchange for their waiver of certain Fundamental Corporate Transaction Approval Rights, as set forth in the applicable certificates of designations in respect of the Exchange Offers, as holders of TSC’s Series C Preferred Stock and TSC’s Series D Preferred Stock and holders of TSN’s Series A Preferred Stock and TSN’s Series B Preferred Stock and their rights under their respective Right of First Offer Agreement, as discussed in the Offering Memorandum (as defined below).

In connection with the Exchange Offers, TSC was also soliciting consents for certain proposed amendments to the certificate of designations of the Series B Preferred, which certificate governs the terms of the Series B Preferred, additionally, in connection with the 6.5% Notes Amendments, TSC and TSN were soliciting consents for the approval of certain amendments to the 6.5% Notes Indenture from the holders of the 6.5% Notes and TSC, TSN and Holdings was soliciting consents for the approval of the Exchange Offers and Solicitation from certain holders of the 6.5% Notes (the “Solicitation,” and, together with the Exchange Offers and 6.5% Notes Amendments, the “Exchange Offers and Solicitation”).

The Exchange Offers and Solicitation were made on the terms and subject to the conditions contained in the Offering Memorandum, dated November 16, 2009, as amended on December 8, 2009, December 22, 2009, January 5, 2010, January 27, 2010, February 5, 2010, March 8, 2010 and March 17, 2010 (the “Offering Memorandum”), the Letter of Consent, as amended (the “Letter of Consent”) and in the Letter of Transmittal, as amended (the “Letter of Transmittal”).

Items 1 through 11.

Items 1 through 11 of Schedule TO and the sections of the Offering Memorandum are hereby amended and supplemented as follows:

As set forth in the Offering Memorandum, Letter of Consent and Letter of Transmittal, the Exchange Offers and Solicitations expired at 5:00 p.m., New York City time, on April 2, 2010 (the “Expiration Time”).  Prior to the Expiration Time, the Companies terminated the Exchange Offers and Solicitations upon the terms and conditions set forth in the Offering Memorandum, Letter of Consent and the Letter of Transmittal because a number of conditions precedent to the Exchange Offers and Solicitation had not been satisfied.  Under the terms of the Exchange Offers and Solicitation, the Companies were entitled to terminate the Exchange Offers and Solicitation at “any time” if any of the conditions had not been satisfied.  Prior to the Expiration Time, at the time of termination, the following conditions were not satisfied: the condition requiring the receipt of all required approvals and consents or waivers thereof, from certain TSC equity holders and TSN debt holders, the minimum tender condition, and the minimum common stock price condition.  As a result of the termination of the Exchange Offers and Solicitation, the Companies have not exchanged any securities in the Exchange Offers and Solicitation and have instructed the Exchange Agent to return promptly any tendered securities and delivered consents.

Each of the Series A Preferred and the Series B Preferred will become mandatorily redeemable on April 15, 2010 (the “Redemption Date”) at a price per share equal to $1,000, plus all accrued but unpaid dividends. Currently, the Company does not anticipate having on April 15, 2010, the funds legally available for the redemption of the Series A Preferred and Series B Preferred. The shares of Series A Preferred and Series B Preferred not redeemed on the Redemption Date will remain outstanding and will be entitled to all the rights and preferences provided under the certificates of designations for the Series A Preferred and the Series B Preferred, respectively. Following termination of the Exchange Offers and Solicitation, the Companies will continue to consider their options in connection with amending the Redemption Date of or refinancing the Series A Preferred and the Series B Preferred, or otherwise fulfilling the requirements under the terms of such securities, including without limitation the acquisition of all or a portion of the Series A Preferred and Series B Preferred through privately negotiated transactions or otherwise, upon such terms and consideration as the Companies may determine, which acquisitions may differ from the Exchange Offers and Solicitation in price and/or consideration.

If all of the shares of Series A Preferred are not redeemed on the Redemption Date, the holders of the Series A Preferred will have the right, subject to proper notice as set forth below, voting as a single class with all other parity securities upon which like voting rights have been conferred and are exercisable, to elect two members to the Company’s board of directors until all outstanding shares of the Series A Preferred have been redeemed.  Similarly, if all of the shares of Series B Preferred are not redeemed on the Redemption Date, the holders of the Series B Preferred will have the right, subject to proper notice as set forth below, voting as a single class with all other parity securities upon which like voting rights have been conferred and are exercisable, to elect a majority of members to the Company’s board of directors until all outstanding shares of the Series B Preferred have been redeemed.  Such board election rights of the Series A Preferred and Series B Preferred holders will become effective only if the Company’s failure to redeem continues for 30 consecutive days following the notice to the Company of the failure to redeem is given by the holders of at least 25 percent of the Series A Preferred or the Series B Preferred, as the case may be, then outstanding.

Item 12. Exhibits.

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TERRESTAR CORPORATION
TERRESTAR HOLDINGS INC.
TERRESTAR NETWORKS INC.

By: /s/ Douglas Brandon

Name: Douglas Brandon

Title: General Counsel and Secretary

Dated: April 5, 2010

EXHIBIT INDEX

(a)(1)	Offering Memorandum, as amended, dated March 17, 2010*

(a)(2)	Letter of Consent, as amended*

(a)(3)	Letter of Transmittal, as amended*

(a)(4)	Notice of Guaranteed Delivery, as amended*

(a)(5)	Notice to Preferred Stockholders, as amended*

(a)(6)	Notice to Broker-Dealers, as amended*

(b)	Not Applicable

(c)	Not Applicable

(d)(1)	Certificate of Designations of the Series A Cumulative Convertible Preferred Stock of TerreStar Corporation (incorporated herein by reference from Exhibit 3.2 to Form 8-K filed August 3, 2005)

(d)(2)	Certificate of Designations of the Series B Cumulative Convertible Preferred Stock of TerreStar Corporation (incorporated herein by reference from Exhibit 3.1 to Form 8-K filed October 31, 2005)

(d)(3)
Certificate of Designations of the Series E Junior Participating Preferred Stock, Series C Preferred Stock and Series D Preferred Stock of TerreStar Corporation (incorporated herein by reference from Exhibit 3.8 to Form 8-K filed August 11, 2008)

(d)(4)
Certificate of Designations of the Series A Preferred Stock and Series B Preferred Stock of TerreStar Networks Inc.  (incorporated herein by reference from Exhibit (d)(4) to Schedule TO of TerreStar Corporation, filed October 9, 2009)

(d)(5)	Form of the Certificate of Designations of the Series F Preferred Stock of TerreStar Holdings Inc. (included as Exhibit A to Exhibit (a)(1) filed herewith)

(d)(6)	Form of the Certificate of Designations of the Series G Junior Preferred Stock of TerreStar Holdings Inc. (included as Exhibit B to Exhibit (a)(1) filed herewith)

(d)(7)	Form of the Amended and Restated Certificate of Designations of the Series B Cumulative Convertible Preferred Stock of TerreStar Corporation (included as Exhibit C to Exhibit (a)(1) filed herewith)

(d)(8)	Form of the Amended and Restated Certificate of Designations of the Series E Junior Participating Preferred Stock of TerreStar Corporation (included as Exhibit D to Exhibit (a)(1) filed herewith)

(d)(9)	Form of the Supplemental Indenture to the 6.5% Senior Exchangeable PIK Notes due 2014 (included as Exhibit E to Exhibit (a)(1) filed herewith)

(d)(10)
Purchase Money Credit Agreement, dated February 5, 2008, among TerreStar Networks Inc. as the borrower, the guarantors party thereto from time to time and U.S. Bank National Association, as collateral agent, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situation Fund, L.P. and EchoStar Corporation, as lenders (incorporated herein by reference from Exhibit 4.1 to Form 8-K filed by TerreStar Corporation on February 8, 2008)

(d)(11)
Registration Rights Agreement, dated February 5, 2008, among TerreStar Corporation, TerreStar Networks Inc., EchoStar Corporation, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P. and other institutional investors party thereto (incorporated herein by reference from Exhibit 4.5 to Form 8-K filed by TerreStar Corporation on February 8, 2008)

(d)(12)
Master Investment Agreement, dated February 5, 2008, among TerreStar Corporation, TerreStar Network Inc. and EchoStar Corporation (incorporated herein by reference from Exhibit 10.1 to Form 8-K filed by TerreStar Corporation on February 8, 2008)

(d)(13)
Master Investment Agreement, dated February 5, 2008, among TerreStar Corporation, TerreStar Network Inc. and Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (incorporated herein by reference from Exhibit 10.2 to the Form 8-K filed by TerreStar Corporation on February 8, 2008)

(d)(14)
Right of First Offer Agreement, dated February 5, 2008, by and between TerreStar Corporation, TerreStar Networks Inc., Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (incorporated herein by reference from Exhibit (d)(14) to Amendment No.1 to Schedule TO of TerreStar Corporation, filed December 9, 2009)

(d)(15)
Right of First Offer Agreement, dated February 5, 2008, by and between TerreStar Corporation, TerreStar Networks Inc. and EchoStar Corporation (incorporated herein by reference from Exhibit (d)(15) to Amendment No.1 to Schedule TO of TerreStar Corporation, filed December 9, 2009)

(d)(16)
Form of Agreement for Transfer and Exchange dated September 12, 2008 between TerreStar Corporation and SkyTerra Communications, Inc. (incorporated by reference from Exhibit 10.2 to the Form 10-Q filed by TerreStar Corporation on November 10, 2008)

(g)(h)	Not Applicable.
* Previously filed